Social Capital Suvretta Holdings Corp. IV

2850 W. Horizon Ridge Parkway, Suite 200

Henderson, NV 89052

June 25, 2021

VIA EDGAR AND E-MAIL

Ms. Stacie Gorman

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Social Capital Suvretta Holdings Corp. IV
Registration Statement on Form S-1
File No. 333-256727

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Social Capital Suvretta Holdings Corp. IV (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-256727) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m. Eastern Time on June 29, 2021, or as soon as possible thereafter.

*    *    *    *    *

The Company hereby authorizes Raaj S. Narayan of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Narayan at (212) 403-1349 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,
Social Capital Suvretta Holdings Corp. IV
By:	/s/ Chamath Palihapitiya
Name:	Chamath Palihapitiya
Title:	Chief Executive Officer

cc:	Wachtell, Lipton, Rosen & Katz
Raaj S. Narayan